# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GIBO HOLDINGS Ltd, CIK 0002034520
CUSIP: G38617125
Title of class of securities: Class A Ordinary Shares, par value US$0.0002 per share
Address of issuer's principal executive offices: Unit 2912, Metroplaza, Tower 2, 223 Hing Fong Road, Kwai Chung, N.T., Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 10/07/2025
Filed by CIK 0002096056
Persons authorized to receive notices and communications: Xiaoping Chen, 33-3, Menara Avenue Residences, No. 189, Jalan Tun Razak, 50400 Kuala Lumpur, Kuala Lumpur, Malaysia (N8), 55100, 0327819066

## Reporting persons
- Chen Xiaoping (CIK 0002096056): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 245,714; shared voting power 0; sole dispositive power 245,714; shared dispositive power 0; aggregate amount beneficially owned 245,714 (8.4% of the class)
  Comment: (1) The number of shares beneficially owned reported in Item 7 and Item 9 represents 245,714 Class A ordinary shares, par value US$0.0002 per share, of the issuer beneficially owned by Xiaoping Chen. (2) The percentage of class reported in Item 13 is calculated based on 2,923,225 issued and outstanding Class A ordinary shares, par value $0.0002 per share of the issuer as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0002 per share
Name of issuer: GIBO HOLDINGS Ltd
Address of issuer's principal executive offices: Unit 2912, Metroplaza, Tower 2, 223 Hing Fong Road, Kwai Chung, N.T., Hong Kong, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: Xiaoping Chen
Residence or business address: 33-3, Menara Avenue Residences, No. 189, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.
Present principal occupation or employment: Xiaoping Chen is the director of Nevis International B&T Sdn Bhd, an investment holding company incorporated in Malaysia. Nevis International B&T Sdn Bhd is located at 31-1 Taman Miharja, Phase 3B, Jalan 3/93, 2 1/2 Miles Cheras, 56000 Kuala Lumpur, Malaysia.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 7, 2025, Xiaoping Chen purchased 122,677 Class A ordinary shares of the Issuer (the "Shares") in a private placement from another shareholder of the Issuer at a per share price of $5.0, for an aggregate value of $613,385.0, for her own investment. Prior to such acquisition, Xiaoping Chen beneficially owned 123,037 Class A ordinary shares of the Issuer. The source of funding for the purchase of the Shares is the personal funds of Xiaoping Chen.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the aforementioned acquisitions is for investment. The Reporting Person will evaluate her investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions, and other circumstances, increase or decrease their security holdings in the Issuer, or may change their investment strategy with regards to the Issuer.

Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions relating to the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Class A ordinary shares held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Chen Xiaoping: /s/ Xiaoping Chen, Xiaoping Chen (11/12/2025)